Popwheels, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Popwheels, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 6, 2026

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	52,761	197,828
Accounts Receivable	4,294	-
Prepaid Expenses	1,719	-
Total Current Assets	58,774	197,828
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	1,751,744	258,769
Right Of Use Assets	398,330	219,071
Security Deposits	95,414	32,250
Other Assets	41,227	55,362
Total Non-Current Assets	2,286,715	565,452
TOTAL ASSETS	2,345,489	763,280
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	252,832	21,173
Notes Payable - Current Portion	104,651	-
Notes Payable - Related Parties	64,000	91,500
Convertible Promissory Note	100,000	100,000
Convertible Notes	280,000	25,000
Accrued Interest	16,878	12,835
Operating Lease Liability - Short Term Portion	134,375	32,560
Accrued Expenses	192,207	56,539
Total Current Liabilities	1,144,943	339,607
Long-term Liabilities		
Notes Payable - Long Term Portion	388,278	50,000
Convertible Notes	-	382,500
Future Equity Obligations	3,082,904	985,000
Operating Lease Liability - Long-term Portion	302,655	190,407
Total Long-Term Liabilities	3,773,837	1,607,907
TOTAL LIABILITIES	4,918,780	1,947,514
Commitments & Contingencies (Note 4)		
EQUITY		
BBB Preferred Stock	2	2
Series FF Preferred Stock	11	11
Incentive Common Stock	20	-
Common Stock	90	90
Additional Paid in Capital	421,445	420,385
Accumulated Deficit	(2,994,859)	(1,604,722)
Total Equity	(2,573,291)	(1,184,234)
TOTAL LIABILITIES AND EQUITY	2,345,489	763,280

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	180,033	160,452
Cost of Revenue	154,561	8,592
Gross Profit	25,472	151,860
Operating Expenses		
Advertising and Marketing	37,120	11,626
General and Administrative	972,556	362,029
Research and Development	415,053	473,973
Rent and Lease	199,043	27,768
Amortization	14,135	1,178
Total Operating Expenses	1,637,907	876,574
Operating Income (loss)	(1,612,435)	(724,714)
Other Income		
Miscellaneous Income	1,198	5,000
Grant Income	253,894	-
Total Other Income	255,092	5,000
Other Expense		
Interest Expense	32,794	9,816
Total Other Expense	32,794	9,816
Earnings Before Income Taxes	(1,390,137)	(729,530)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,390,137)	(729,530)

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,390,137)	(729,529)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	154,561	8,592
Amortization	14,135	1,178
Accounts Payable and Accrued Expenses	367,326	77,593
Accrued Interest	4,043	8,882
Accounts Receivable	(4,294)	-
Prepaid Expenses	(1,719)	-
Inventory	-	213,201
Other	34,806	3,895
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	568,858	313,342
Net Cash provided by (used in) Operating Activities	(821,279)	(416,187)
INVESTING ACTIVITIES		
Fixed Assets	(1,647,536)	(267,361)
Security Deposits	(63,164)	(32,250)
Deferred Loan Cost	-	(56,540)
Net Cash provided by (used by) Investing Activities	(1,710,700)	(356,151)
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Parties	22,500	45,500
Proceeds from Notes Payable	392,929	50,000
Proceeds from Convertible Promissory Note	-	100,000
Repayment of Convertible Note	(25,000)	-
Proceeds from Future Equity Obligations	1,995,404	752,007
Proceeds from Incentive Common Stock	20	-
Proceeds from Additional Paid-in Capital	1,060	-
Net Cash provided by (used in) Financing Activities	2,386,913	947,507
Cash at the beginning of period	197,828	22,659
Net Cash increase (decrease) for period	(145,066)	175,169
Cash at end of period	52,762	197,828

Statement of Changes in Shareholder Equity

	BBB Preferred Stock		Series FF Preferred Stock		Incentive Common Stock		Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2024	230,763	2	1,081,600	11	-	-	9,000,000	90	420,385	(875,192)	(454,704)
Issuance of Stock	-	-	-	-	2,000,000	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-		-	(729,530)	(729,530)
Ending Balance 12/31/2024	230,763	2	1,081,600	11	2,000,000	-	9,000,000	90	420,385	(1,604,722)	(1,184,234)
Issuance of Stock	-	-	-	-	2,000,000	20	18,000	-	1,060	-	1,080
Net Income (Loss)	-	-	-	-	-	-	-		-	(1,390,137)	(1,390,137)
Ending Balance 12/31/2025	230,763	2	1,081,600	11	4,000,000	20	9,018,000	90	421,445	(2,994,859)	(2,573,291)

Popwheels, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Popwheels, Inc. (the "Company" or "Popwheels"), is a Delaware company formed on July 29th, 2021. The Company builds and operates a network of battery-swap stations/cabinets for e-bikes, primarily targeting delivery riders in urban areas. The Company's revenues are derived primarily from operations in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Suppliers

The Company is dependent on a limited number of suppliers for batteries and related equipment, including a primary overseas supplier. Disruptions in this supply chain could adversely impact the Company's operations. Management is actively evaluating alternative sourcing strategies to mitigate this risk.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from battery swap services and installation and management services. The primary performance obligation for battery swap services is the exchange of a depleted battery for a charged battery, which is satisfied at a point in time when the battery is exchanged. The primary performance obligation for installation and management services is the completion of deployment and related services, with revenue recognized at a point in time upon completion of the service.

Customers are generally billed and pay at or near the time services are performed; accordingly, revenue recognition approximates cash receipts, and any contract assets or deferred revenue balances have been deemed immaterial as of year end.

Year	Battery Swap Sales	Installations and Services	Whizz Sales	Total
2025	138,374	29,500	12,159	180,033
2024	5,822	154,630	-	160,452

Grant Income

Government grants from the City of New York and New York State Energy Research and Development Authority are accounted for as income-related government assistance and recognized within other income on a systematic basis as qualifying expenses are incurred, when reasonable assurance of compliance and receipt exists. For the year ended December 31, 2025, the Company recognized $253,894 of grant income, and no material unfulfilled conditions or contingencies existed as of period end.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expense is included in cost of goods sold.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

Certain costs incurred in connection with the deployment and installation of battery swap stations are expensed as incurred or capitalized as property and equipment based on the nature of the costs. Costs that enhance or extend the useful life of the related assets are capitalized, while routine installation and deployment costs are expensed as incurred.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Batteries, Machinery, Tools, and Equipment	4	790,595	(93,099)	-	697,496
Cabinet and Freight-In & Tariff	5	1,124,302	(70,054)	-	1,054,248
Grand Total	-	**1,914,897**	**(163,153)**	-	**1,751,744**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2024	569,500	$0.11
Granted	129,500	$0.06
Exercised	-	$-
Expired/cancelled	(15,500)	$0.50
Total options outstanding, December 31, 2024	683,500	$0.09
Granted	435,000	$0.08
Exercised	(18,000)	$0.06
Expired/cancelled	(50,000)	$0.06
Total options outstanding, December 31, 2025	1,050,500	$0.09
Options exercisable, December 31, 2025	682,434	$0.08

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2024	110,438	$0.09
Granted	129,500	$0.09
Vested	(123,824)	$0.09
Forfeited	(15,500)	$0.09
Nonvested options, December 31, 2024	100,614	$0.09
Granted	435,000	$0.09
Vested	(117,548)	$0.09
Forfeited	(50,000)	$0.09
Nonvested options, December 31, 2025	368,066	$0.09

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2025 and 2024 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2025:

Exercise Price	Number Outstanding	Expiration Date
$0.59	33,784	11/21/2029
$0.09	414,815	7/11/2032
$1.50	1	9/30/2029
	448,600	

A summary of the warrant activity for the years ended December 31, 2025 and 2024 is as follows:

	Shares	Weighted-Average Exercise Price ($)
Outstanding at January 1, 2024	-	-
Grants	33,784	$0.59
Exercised	-	-
Canceled	-	-
Outstanding at January 1, 2025	33,784	$0.59
Grants	414,816	$0.09
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2025	448,600	$0.13
Vested and expected to vest at December 31, 2025	448,600	$0.13
Exercisable at December 31, 2025	448,600	$0.13

In connection with certain convertible note converted into SAFEs discussed in Note 5 – Liabilities and Debt, the Company issued warrants to purchase shares of its capital stock with an aggregate notional value of approximately $20,500, representing 20% warrant coverage of the converted amounts. The warrants have a term of five years from issuance and are exercisable at a price equal to the lesser of (i) the per-share price of the Company's next qualified equity financing or (ii) the price implied by the valuation cap of the related SAFE. These amounts were not included in the table above as the warrants do not have a fixed exercise price or determinable number of shares until the occurrence of a future financing event.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, New York, and New York City. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Shareholders loan the Company amounts resulting in balances of $64,000 and $91,500 as of December 31st, 2025 and 2024, respectively. The loans do not accrue interest and are due on demand.

The Company issued a subordinated promissory note totaling $50,000 bearing interest at 12% per annum. Principal and accrued interest were due on demand on or after July 31, 2028. The loan was converted into a SAFE agreement in 2025. The SAFE agreement has no maturity date and bears no interest. The agreement provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount with a valuation cap of $12M.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases

The Company entered into an operating lease for a vacant lot at 49 Dominick Street, New York, NY, commencing September 1, 2024, with a five-year term expiring August 31, 2029. Monthly base rent escalates annually from $3,750 in Year 1 to $5,189 in Year 5.

The Company entered into an operating lease for a site at 148 East 123rd Street, New York, NY, commencing January 1, 2025, with a three-year term expiring December 31, 2027. Monthly base rent is $3,216 in Year 1 and $4,288 in Year 2, with a 3% escalation in Year 3. The lease includes a two-month rent abatement in July and August of 2025.

The Company entered into an operating lease for a site at 402 East 115th Street, New York, NY, commencing April 1, 2025, with a three-year term expiring March 31, 2028. Monthly rent is $2,166 in Year 1, $2,760 in Year 2, and $2,843 in Year 3, with no rent due for the first three months of the lease.

The Company entered into an operating lease for a parking lot at 536 Johnson Avenue, Brooklyn, NY, commencing April 1, 2025, with a five-year term expiring March 31, 2030. Monthly base rent escalates annually from $1,000 in Year 1 to $1,736 in Year 5.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the approximated weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ended 31-Dec-25
Operating lease expense	137,347
Total	137,347

Other Information

Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	102,159
ROU assets obtained in exchange for new operating lease liabilities	269,429
Weighted-average remaining lease term in years for operating leases	3.15
Weighted-average discount rate for operating leases	8%

Maturity Analysis	Operating
2026-12	128,624
2027-12	149,734
2028-12	81,248
2029-12	60,013
2030-12	5,174
Thereafter	-
Total undiscounted cash flows	424,793
Less: present value discount	(2,024)
Total lease liabilities	422,769

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loan.

In August of 2024, the Company issued a subordinated promissory note in the principal amount of $50,000, bearing interest at 12% per annum, compounded quarterly. During the first year, the Company makes quarterly interest-only payments of $1,500. Beginning August 9, 2025, the note amortizes over three years via quarterly payments of $5,008, with the note fully retired at maturity on August 9, 2028. The note is subordinated to all senior bank indebtedness and is not transferable without Company consent.

In September 2025, the Company entered into a Loan and Security Agreement with a third party. Under the agreement, the Company may borrow up to $880,000 during the one-year availability period, with individual borrowings subject to a borrowing base equal to amounts paid for e-bike battery charging cabinets and batteries commercially deployed. Borrowings bear interest at 9.0% per annum, payable quarterly in arrears. Principal repayment commences following the end of the availability period in twelve equal quarterly installments, with a final maturity date of September 2029. The loan is secured by a first priority security interest in substantially all assets of the Company. The agreement contains customary affirmative and negative covenants, including a debt service coverage ratio of not less than 1.15 to 1.00 commencing with the quarter ending June 30, 2026, and a minimum reserve account requirement equal to two quarters of debt service commencing one year after closing. As of December 31, 2025, $442,929 was outstanding under this agreement. See Note 8 – Subsequent Events for details of amendment to the loan.

In December of 2024, the Company issued a convertible promissory note in the principal amount of $100,000, bearing interest at 12% per annum. Accrued interest is payable quarterly in arrears on the last day of each calendar quarter. The note matures on November 22, 2026, with the investor holding the option to extend maturity for up to two additional years. At any time after November 22, 2025, the investor may convert the outstanding principal and accrued interest into Common Stock at the per-share price of the Company's most recently completed equity financing. The note is subordinated to Senior Indebtedness incurred after the date of issuance and is not transferable without mutual written consent.

In 2022, the Company entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 0.97%. The amounts were to be repaid at the demand of the holder prior to conversion with maturities initially in 2025, however one note holder was repaid their total of $25,000 and the remaining noteholders elected for the notes to remain outstanding. The notes are convertible into shares of the Company's common stock at no stated discount during a change of control or qualified financing event. The convertible notes have valuation caps of $3M. In 2025, various convertible notes totaling $102,500 were restructured into Simple Agreements for Future Equity (SAFE) on substantially similar terms. In connection with these conversions, the Company issued warrants to purchase shares of its capital stock with an aggregate notional value of approximately $20,500, representing 20% warrant coverage of the converted amounts. The warrants have a term of five years from issuance and are exercisable at a price equal to the lesser of (i) the per-share price of the Company's next qualified equity financing or (ii) the price implied by the valuation cap of the related SAFE.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	534,516
2027	166,502
2028	162,090
2029	17,281
2030	-
Thereafter	-

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable - Related Party 1	64,000	None	On Demand	64,000	-	64,000	-
Notes Payable - Related Party 2	50,000	12%	2025	-	-	-	-
Notes Payable 1	50,000	12%	2028	16,694	33,306	50,000	574
Notes Payable 2	386,389	9%	2029	73,822	312,567	386,389	2,293
Convertible Promissory Note	100,000	12%	2026	100,000	-	100,000	1,019
Convertible Notes	280,000	1%	2026	280,000	-	280,000	7,535
Total				534,516	345,873	880,389	11,421

Simple Agreements for Future Equity (SAFE) - The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8M – 12M.

NOTE 6 – EQUITY

The Company has authorized 17,281,400 common shares, consisting of 11,281,400 Common Class A Stock and Incentive Common Stock both with par values of $0.00001 per share. 9,018,000 Common Class A Stock and 4,000,000 Incentive Common Stock were issued and outstanding as of 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 7,090,916 preferred shares with par values of $0.00001 per share, consisting of 1,509,516 AAA Preferred Stock of which none were issued or outstanding as of December 31st, 2025, 800,000 BBB Preferred Stock of which 230,763 were issued and outstanding as of December 31st, 2025 and 2024, 3,600,000 CCC Preferred Stock of which none were issued or outstanding as of December 31st, 2025, and 1,181,600 Series FF Preferred Stock of which 1,081,600 were issued and outstanding as of December 31st, 2025 and 2024.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31st, 2025, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 6, 2026, the date these financial statements were available to be issued.

The Company amended an existing loan agreement to provide for an additional borrowing of $405,851, subject to the same 9% annual interest rate and September 2029 maturity date as the original loan. The net proceeds after the upfront fee and other lender expenses is expected to be $391,793.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.